AMBIENT CORPORATION

7 WELLS AVENUE

NEWTON, MA 02459

December 21, 2009

By EDGAR

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C.  20549-7010

Re:

Ambient  Corporation

Form 10-K for the year ended December 31, 2008

Filed March 11, 2009–12–21

File No. 0-23723

Form 10-Q for the fiscal quarter ended September 30, 2009

Filed November 16, 2009

Comment Letter Dated December 7, 2009

Dear Mr. Spirgel:

Further to the telephone conversation of December 18, 2009 between Mr. Jay  Knight and our counsel Mr. David Aboudi, Ambient Corporation (the “Company”) hereby requests an extension of  time in responding to the above referenced comment letter. The extension is needed as certain of the comments raised in the comment letter require extensive accounting analysis. The Company will respond to the comment letter by Friday January 15, 2010.

Yours sincerely,

/s/ John J. Joyce

John J. Joyce

President & Chief Executive Officer